Davies Ward Phillips & Vineberg llp

625 Madison Avenue	Tel 212 308 8866
12th Floor	Fax 212 308 0132
New York NY 10022	www.dwpv.com
May 4, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. Max A. Webb

Re:	Centerplate, Inc.
Registration Statement on Form S-3
File No. 333-141551

Dear Mr. Webb:
     Centerplate, Inc., a Delaware corporation (the “Company”), has filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (File Number 333-141551) (the “Registration Statement”) relating to the sale from time to time of income deposit securities (“IDSs”) of the Company on behalf of certain selling securityholders.
     Set forth below are the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 16, 2007 with respect to the Registration Statement. The following responses are keyed to the sequential numbering of the comments contained in the Staff’s letter.
General:
1.	We note that the structure of this transaction provides for the selling shareholders to form new Income Deposit Securities created from common stock that it already owns and subordinated notes which it does not yet own but will get from you in exchange for a portion of the stock it owns. Because these newly formed IDS have never been offered to the public before, please revise the registration statement to make clear that the selling shareholders are issuers of such securities. As such, include the names of the selling shareholders on the cover page and provide the appropriate signatures to the registration statement.
     The Company respectfully submits that it is the issuer of the IDSs, just as it is the issuer of both the common stock and subordinated notes components of the IDSs. The selling securityholders have no role in the creation of the IDSs that are to be sold on their behalf. The selling securityholders are exercising a right, granted to them by the Company in the Amended and Restated Stockholders Agreement, to exchange their common stock for subordinated notes to be re-sold with the remaining shares of common stock in the form of IDSs in a registered public offering. The formula under which a portion of the securityholders’ common stock will be exchanged for subordinated notes is established in the Amended and Restated Stockholders Agreement so as to result in the creation of IDSs that are identical (except for issue date and initial interest payment date) to the IDSs issued in the initial public offering. Once the subordinated notes are so issued, the Company will combine the notes with the common stock and cause the resulting IDSs to be transferred at the direction of the selling securityholders in the offering.
     The Company is sensitive to the Staff’s concern, which was discussed at length with the Staff during the Company’s initial public offering process, to ensure that the “combination” feature of the IDSs will not create a platform under which holders of components can “create” IDSs that have not been previously issued by the Company. However, the Company submits that this is not the case in the transaction covered by the Registration Statement. Partly in response to these concerns, the IDSs were structured so that each IDS is represented by a global IDS certificate, the amount of which cannot be increased except through issuances of IDSs by the Company. Under this structure, it would be impossible for any person other than the Company to combine common stock and notes to form IDSs that had not been previously issued by the Company as IDSs in a registered public offering.
     To facilitate the offer of the IDSs and respond to the comments of the Staff, the Company and the selling securityholders will enter into a letter agreement to clarify the way the IDSs will be issued prior to their sale under the Registration Statement. Under this letter agreement, a form of which has been filed as an exhibit with Amendment No. 1, the Company and the selling securityholders will agree that, immediately prior to any sale under the Registration Statement, the Company will effect the exchange of notes for stock directly with the selling securityholders. The Company will then make arrangements with its transfer agent for the combination of the common stock and notes to form IDSs. These IDSs will be transferred to one or more underwriters for resale in the offering as directed by the selling securityholders.

Securities and Exchange Commission	Davies Ward Phillips & Vineberg llp
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 4, 2007
Page 2
     The Registration Statement has been revised under “Calculation of Registration Fee” and on pages 2-4, 41-42, 44-45, 54 and 112 to reflect the changes made by the letter agreement.
2.	Consistent with the comment 1, to the extent that underwriters will put together the shares of common stock and notes to form and sell the IDSs on behalf of the selling shareholders, please revise the registration statement to make clear that the underwriters are issuers of the IDSs.
     Please see the response to comment 1.
3.	It appears that many areas of the prospectus have not been updated to provide disclosure specific to the current transaction, but rather include disclosure consistent with the earlier initial public offering. For example, on page 6 you indicate that subordinated notes are being issued in this offering. Also, on page 27 you state that you plan to deduct the interest rates on the subordinated notes from taxable income, but do not indicate whether you have been doing so since the IPO. Further, on page 29 you provide that currently all of your subordinated notes are held by holders of your common stock, but after this offering all notes and shares will be held in the form of IDSs. As such, please revise throughout to eliminate unnecessary disclosure and provide updates where appropriate.

Securities and Exchange Commission	Davies Ward Phillips & Vineberg llp
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 4, 2007
Page 3
     The Company has reviewed the prospectus in light of the Staff’s comment and believes that the disclosure accurately describes the current transaction rather than the initial public offering. Amendment No. 1 contains certain revisions in response to the comment. For example, the disclosure on page 27 has been revised to clarify that interest paid on the subordinated notes that are currently outstanding has been deducted from taxable income. The sole reference to “subordinated notes issued in this offering” on page 6, now page 7, has been changed to read “subordinated notes issued in connection with this offering.” In addition, as noted in response to comment 6 below, the Company will prepare a prospectus supplement with additional details for any particular offering under the Registration Statement.
     The Company believes that the statements on page 29 referred to in the comment letter are correct. Currently, all subordinated notes are held as part of IDSs by persons who (as holders of IDSs) are holders of our common stock. This will continue to be the case after the offering.
4.	We note that neither the S-3 nor 10-K provides the disclosure required by Items 401, 402, 403 and 404 of Regulation S-K. As such, please provide such disclosure with your next amendment, and note that additional comments are possible.
     The Company has provided the disclosure required by Items 401, 402, 403 and 404 of Regulation S-K in its proxy statement filed on Schedule 14A on April 26, 2007. The proxy statement is incorporated by reference in the Company’s Annual Report on Form 10-K for the year ended January 2, 2007 and in the Registration Statement.
5.	It appears that your repeated references to dividends are incorrect as a matter of Delaware corporate law. Please revise throughout to “distributions” and, in an appropriate place, explain the distinction you are making or provide a legal analysis of why you believe your payments are dividends.
     The Company respectfully submits that the distributions it has made with respect to its common stock are properly referred to as dividends for purposes of the Delaware General Corporation Law (the “DGCL”). Delaware law does not distinguish between “distributions” made with respect to common stock and “dividends.” The amounts paid by the Company as dividends on its common stock have been paid in accordance with Section 170 of the DGCL, which permits the declaration and payment of dividends out of surplus, as defined and computed in accordance with Sections 154 and 244 of the DGCL. The payments made by the Company with respect to its common stock were paid out of surplus as calculated in accordance with the DGCL.
     The Company also notes that the Internal Revenue Code of 1986, as amended (the “Code”), distinguishes between “dividends,” which are paid out of “earnings and profits” (calculated in accordance with the Code), and other distributions with respect to common stock.

Securities and Exchange Commission	Davies Ward Phillips & Vineberg llp
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 4, 2007
Page 4
However, we respectfully submit that the same distinction does not exist under Delaware corporate law.
About this Prospectus, page ii
6.	Please remove your assertion that the prospectus supplement may add or change information contained in the prospectus.
     The assertion is intended to advise investors of the Company’s general ability, under Rule 430B under the Securities Act of 1933, as amended (the “Securities Act”), to provide, if necessary by means of a prospectus supplement, information that is not included in the base prospectus. Pursuant to Rule 430B, this information may include offering related information such as the terms of the offering, the plan of distribution and the securities offered, as well as other information that is unknown or not reasonably available to the Company pursuant to Rule 409 under the Securities Act.
Strategic Initiative, page 2
7.	Please expand the disclosure related to your branded products to discuss such products and the strategic alliance you reference.
     The disclosure on page 2 has been expanded in response to the Staff’s comment. The Company did not intend to refer to any specific strategic alliance, but only meant to explain that in some of its venues it offers local restaurants and other local food service providers the opportunity to sell food under their own brand names. No such arrangement is material to the Company’s business.
In what form will IDSs and the shares of our common stock and subordinated notes represented by the IDSs be issued?, page 5
8.	You state that the IDSs and the securities represented thereby and the notes sold separately will be issued only in book-entry form. However, Section 158 of Title 8 of the General Corporation Law of the State of Delaware provides that stockholders have the right to request a certificate of common stock. Please revise throughout the document to clarify that a holder of your common stock, including a holder of an IDS that requests that the IDS be separated, has the legal right under Delaware law to request that you issue a certificate for such common stock.
     Until August 1, 2005, Section 158 of the DGCL provided that a record holder of shares of capital stock of a Delaware corporation had the right to demand that a stock certificate be issued in its name. The Company wishes to direct the Staff’s attention to the fact that as of August 1,

Securities and Exchange Commission	Davies Ward Phillips & Vineberg llp
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 4, 2007
Page 5
2005, this provision was amended to permit the board of directors to resolve that all shares would be held in book entry form only. The Company’s Board of Directors has not yet determined whether to resolve that its shares of common stock will be held in book entry form only. However, the Company respectfully submits that it is no longer accurate to say that Delaware law creates a right to request a stock certificate, because a corporation’s board of directors could always choose to revoke this right. Particularly given this change in law, the Company believes that its current disclosure is adequate.
Will my IDSs automatically separate into shares of common stock and subordinated notes upon the occurrence of certain events?, page 6
9.	When you summarize the automatic exchange feature of the notes in the Summary, please explain the purpose of this feature of the notes more clearly.
     The Company has modified the disclosure on page 6 (under “What will happen if we issue additional IDSs of the same series in the future?”) in response to the Staff’s comment.
What will happen if we issue additional IDSs of the same series in the future?, page 6
10.	Discuss the reason for assignment of a new CUSIP number to the additional notes and related IDS securities.
     The Company has modified the disclosure on page 6 (under “What will happen if we issue additional IDSs of the same series in the future?”) in response to the Staff’s comment.
11.	Also if the issuance of these creates OID for either these notes or outstanding notes, please disclose.
     The Company will disclose in a prospectus supplement whether any offer of IDSs under this prospectus will result in OID or an automatic exchange. The Company has modified the disclosure on page 7 in response to the Staff’s comment.
Certain aspects of the U.S. federal income tax consequences, page 7
12.	Tell us who the independent appraiser is, when you anticipate its making the determination, and why it is not named in the prospectus as an expert.
     The independent appraiser is Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan”). Please see “Material U.S. Federal Income Tax Consequences—Consequences to U.S. Holders—Subordinated Notes—Characterization of Subordinated Notes,” where Houlihan is noted by name. The determination is expected to be made at or shortly before the issuance of the subordinated notes. Houlihan has informed us that it is willing to provide a written consent as to

Securities and Exchange Commission	Davies Ward Phillips & Vineberg llp
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 4, 2007
Page 6
being referred to in the prospectus in the tax section, but should not be designated in the prospectus as an “expert” for the following reasons:
•	No part of the registration statement, other than the accountant’s report, purports to be made on the authority of an “expert” or purports to be a copy of or extract from a report or valuation of an “expert.” While the Company has retained Houlihan to assist it in valuing its assets, the Company reserves the right to decide whether it needs to rely on an “expert” within the meaning of the Securities Act for this valuation. Nothing in Form S-3 or the related rules requires otherwise.

•	Just as the Company’s tax attorneys (who are listed by name in the registration statement) need not, by long-standing Staff position, be listed as “experts,” so too a provider of an opinion that merely supports the tax attorneys’ opinion need not be listed as “experts.” We refer to Rule 436(f) under the Securities Act, which provides: “Where the opinion of one counsel relies upon the opinion of another counsel, the consent of the counsel whose prepared opinion is relied upon need not be furnished.” Applying this principle, it would be anomalous to require Houlihan to be listed as an expert but not the tax attorney who is giving the opinion that is of primary interest to the investors. In fact, it would be misleading in that it would elevate the opinion of a service provider who gives a very limited opinion that cannot be relied on by investors over the opinion of the tax attorney whose opinion is set forth in full for review by investors. The limited nature of the Houlihan opinion—and the inappropriateness of elevating it over the tax opinion—is reflected in the Company’s engagement letter with Houlihan, which prohibits the Company from using the opinion for any purpose other than the Company’s and its attorneys and accountants determination as to the characterization of the notes as debt, and not for any fairness, solvency or other purpose, or to recommend whether an investor should make an investment.

•	Investment bankers are usually not “experts” within the meaning of the Securities Act. The analysis made by Houlihan is materially similar to the analysis made by investment banks in rendering fairness opinions, which never results in being listed as an “expert.”
Dividends, page 9
13.	We note from your disclosure on page 39 that all dividends paid in 2005 and 2006 were treated as a nontaxable return of capital. If true, please disclose here that the amount of dividend paid in 2005 and 2006 exceeded your current and accumulated earnings and profits, resulting in your treatment of the distributions as a return of capital. We also note from your disclosure on page 18 that you have utilized both cash balances and revolver borrowing to pay dividends. Please

Securities and Exchange Commission	Davies Ward Phillips & Vineberg llp
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 4, 2007
Page 7
disclose here the total amount and percentage of dividend payments occurring during the 2005 and 2006 that came from cash balances versus the amount and percentage that came from revolver borrowings. In addition, discuss here the extent to which your ability to pay dividends becomes more restrictive in 2008 due to the terms of your credit facilities. In this regard, please also expand the disclosure in the risk factor on page 18 regarding the increased restrictions.
     While the Company’s dividends are payable in equal monthly installments in accordance with the Company’s dividend policy, the Company’s cash flows vary on a seasonal basis. In addition, the Company’s capital expenditures vary over the course of any year, as a result of seasonal variations and the maintenance capital requirements of client contracts. The Company’s expenditures and dividend payments may exceed its cash flow and the Company has drawn on its revolving credit line or cash reserves to fund, in the aggregate, its dividend payments and other expenses. The Company believes that its disclosures of these matters are adequate. As a practical matter, it would also be difficult to distinguish between borrowings undertaken to enable the Company to pay a dividend and borrowings undertaken to enable the Company to make other discretionary expenditures during any particular period.
     The restrictions on the Company’s ability to pay dividends are discussed in detail on pages 47-53 of the prospectus. The Company believes that it will be able to meet these requirements and that the disclosures are sufficient.
Interest deferral, page 10
14.	We suggest bolding the carryover sentence on pages 10-11.
     The sentence has been placed in boldface type as suggested by the Staff.
Risk Factors, page 18
15.	Please include a risk factor to disclose that you have had to borrow under your revolver to pay dividends, thereby reducing your available borrowing capacity from that source and increasing your interest costs. The disclosure should accurately reflect your assessment of the likelihood that borrowings will be necessary to pay future dividends.
     Please refer to the response to comment 13 above. The risk factor at the bottom of page 18 and the top of page 19 describes the fact that the Company has borrowed to pay dividends, and gives the Company’s assessment of the likelihood that it may need to do so in the future.
We have substantial indebtedness, page 18

Securities and Exchange Commission	Davies Ward Phillips & Vineberg llp
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 4, 2007
Page 8
16.	Please quantify your indebtedness and the amount which is subject to adjustable rates here.
     Please see the additional language on page 18.
If we are required to defer interest at any time, page 20
17.	Please make the final two sentences into a separate, appropriately captioned risk factor.
     The disclosure on page 20 has been revised in response to the Staff’s comment.
If we were to lose any of our largest clients, our net sales would decline significantly, page 31
18.	We note from your press release dated March 21, 2007 that it is possible that the Yankees may sever ties with you with respect to their new stadium. Please tell us if the Yankees represent one of your largest clients according to net sales, and to what extent losing them as a client would impact you financially, including your ability to service debt and pay dividends. If available, please inform us of any updated information in regards to your loss or retention of the Yankees as a client.
     Please refer to the revised disclosure on page 32. The Yankees are one of the Company’s largest clients in terms of net sales. The sudden loss of this source of revenue would have a material adverse effect on the Company and its business. However, because the existing contract with the Yankees extends through 2008, the Company has some time to find alternative sources of revenues for 2009 and thereafter, if the Company is not awarded the contract for the new stadium. It is also difficult to predict so far in advance whether the Company will be able to find alternative revenues or what other kinds of adjustments the Company might make to the loss of revenue if it were not awarded the contract for the new stadium. However, the Company currently believes that it is likely that it would continue to be able to service its debt and be able to pay dividends should the contract with the Yankees not be extended past 2008.
We are subject to litigation, page 35
19.	Either describe the litigation you are talking about here or name each suit and cross-reference to where a longer discussion is to be found.
     The Company intended the disclosure to mean only that it is from time to time subject to litigation which could be material, and there was no specific litigation to which the Company was referring. As other risk factors on pages 34 and 35 discuss the types of claims that have arisen in the past, the more generic litigation risk factor has been removed.

Securities and Exchange Commission	Davies Ward Phillips & Vineberg llp
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 4, 2007
Page 9
Dividend Policy and Restrictions, page 39
20.	The first sentence of the disclosure should clearly state the policy, including the judgments made with regard to paying out excess cash instead of retaining it.
     The Company believes that its policy is accurately described in the first paragraph. The Company’s policy is not to pay out excess cash instead of retaining it. The Company’s policy is to pay the monthly dividend of $0.13 per share, subject to the Board’s consideration of the factors set forth in the description of the policy.
21.	Revise the disclosure to indicate, if true, that because of the dividend policy you will not have cash available from your operations to finance the growth of your business or other operating needs. We note, in this regard, the disclosure that you include on pages 19 and 32 in the Risk Factors section.
     The Company believes that, even with its payment of monthly dividends, it will have cash available to finance its growth and operating needs. While there is a risk that the Company will need additional capital, the Company notes that the risk is thoroughly discussed in the risk factors noted by the Staff.
22.	Expand your disclosure to fully address the potential long-term implications for your business and financial condition arising from paying out substantially all of your cash. For example, it is unclear how you will be able to maintain your current market position or grow in the event of changes that would require any substantial investment, given the lack of retained cash.
     The Company has disclosed the risk that its dividend policy could result in the distribution of amounts that could be better deployed for investment in the Company’s business. However, the Company believes that it will have adequate capital to maintain its current market position and respond to changes in the market that would require additional capital investment. Please also refer to the response to comment 21.
Selling Securityholders, page 41
23.	Please expand you disclosure to identify the individual or individuals at Blackstone who exercise voting control and/or investment control over the securities being offered for sale.
     The disclosure has been revised on page 41 in response to the Staff’s comment.

Securities and Exchange Commission	Davies Ward Phillips & Vineberg llp
Division of Corporation Finance
Attention: Mr. Max A. Webb
May 4, 2007
Page 10
Exhibit 5
24.	Legality opinions are signed and dated. Please file legality opinions with the next amendment.
     The forms of opinion have been provided for the Staff’s review. Signed and dated opinions will be provided before effectiveness.
Exhibit 5.3
25.	In the next amendment, please delete the second full paragraph and the fourth full paragraph on the fourth page of your opinion.
     Exhibit 5.3 has been revised in response to the Staff’s comment.
26.	Also delete the last two sentences of the next-to-last paragraph of your opinion.
     Exhibit 5.3 has been revised in response to the Staff’s comment.
Exhibit 5.4
27.	In the next amendment, please delete the third sentence of the first paragraph on page 4 of your opinion.
     Exhibit 5.4 has been revised in response to the Staff’s comment.
     If you have any questions regarding the Registration Statement, please contact Bonnie J. Roe at (212) 588-5543 or Scott M. Tayne at (212) 588-5520.

Very truly yours,

/s/ Davies Ward Phillips & Vineberg LLP